Exhibit 99.5

3Q23 Financial Results Grupo Éxito “ The Issuers Recognition - IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of the issuer” .

2 Note on forward looking statements This document contains certain forward - looking statements based on data, assumptions, and estimates, that the Company believes are reasonable ; however, it is not historical data and should not be interpreted as guarantees of its future occurrence . The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward - looking statements . Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations, expectations in connection with the company’s ESG plans, initiatives, projections, goals, commitments, expectations or prospects, including ESG - related targets and goals, are examples of forward - looking statements . Although the Company’s management believes that the expectations and assumptions on which such forward - looking statements are based are reasonable, undue reliance should not be placed on the forward - looking statements . Grupo Éxito operates in a competitive and rapidly changing environment ; therefore, it is not able to predict all the risks, uncertainties or other factors that may affect its business, their potential impact on its business, or the extent to which the occurrence of a risk or a combination of risks could have results that are significantly different from those included in any forward - looking statement . Important factors that could cause actual results to differ materially from those indicated by such forward - looking statements, or that could contribute to such differences, include, without limitation, the risks and uncertainties set forth under the section “Item 3 . Key Information – D . Risk Factors” in the Company’s registration statement on Form 20 - F filed with the Securities and Exchange Commission on July 20 , 2023 . The forward - looking statements contained in this document are made only as of the date hereof . Except as required by any applicable law, rules or regulations, Grupo Éxito expressly disclaims any obligation or undertaking to publicly release any updates of any forward-looking statements contained in this press release to reflect any change in its expectations or any change in events, conditions, or circumstances on which any forward - looking statement contained in this document is based . Reconciliations of the non - IFRS financial measures in this webcast are included at the appendices to this webcast presentation .

▪ Spin - off outcome ▪ ESG strategy ▪ Quarterly highlights ▪ Financial performance ▪ Conclusions and Q&A session Agenda 3

Spin - off Outcome 4

Listing of Grupo Éxito shares in 3 markets: NYSE, B3 and BVC Spin - off process executed Ownership structure and share allocation by market p ost spin - off 13% 34% Float 53% • Grupo Éxito float increased to ~53% • Shareholder's base 1 rose to around 53,000 holders distributed in 3 markets • Float was initially distributed mostly to BDR ǲ s, however, ADR ǲ s increased their stake to 28% from 13% • Grupo Éxito, the only Colombian company listed in three markets (1) Capital structure as of September 30, 2023; ratios are 1 BDR representing 4 common shares and 1 ADR representing 8 common shares. 41% Benefits post - spin - off : 5

Sustainability Strategy 6

Zero Malnutrition Sustainable Trade My Planet Governance & Integrity Healthy lifestyle ESG Strategy YTD ESG initiatives to generate value: economic growth, social development and environmental protection • Lactatón, Grupo Éxito Ž s breastfeeding campaign led as the #1 trend on X (Twitter). • The Company carried out its 20th Annual Child Nutrition award, in where it recognized the joint work done with diverse organizations for improving child nutrition conditions in the county. • Grupo Éxito celebrated the 20 th anniversary of “Goticas” the program were employees, partners and clients, donate to fund Fundación Éxito . • The "Paissana" brand, launched to aid the peace process in vulnerable communities, entered into an agreement with FENALCO (National Trade Federation of Colombia) to promote their products within the retail sector. • 98% of our FMCG private label suppliers have been audited for compliance with environmental management and human rights. company with the highest • Grupo Éxito ranked 7th as the Colombian reputation standards, ranked as 1st retailer in the country, and our CEO ranked as the 5 th most recognized leader, according to MERCO . • 15 post - penalty inmates graduated from our gastronomy and entrepreneurship training programs known as "Second Chances" . • The Company continued promoting healthy spaces for employees and implemented "Muévete por tu salud" in 3 cities, in addition to encouraging activities such as healthy eating, physical activity and mental health care . • ICONTEC ratified Carulla Fresh Market, as a Carbon Neutral brand for the 4th year. • In alliance with Garnier and Fundación Éxito, we mobilized our employees in favour of volunteering to plant mangroves and clean beaches. 7 Our people • We celebrated diversity month with benefits for employees and “Braille” international day. • Grupo Éxito worked on issues related to care, empathy, respect, and identity within the work context.

Quarterly Highlights 8

Recurring EBITDA 3 COP $328,709 M ( - 17.6% 3Q23, 6.4% margin; - 13.1% when excluding FX ) Net Revenue COP $5.1 B (+0.5%, impacted by devaluation in Argentina; +9.1% when excluding FX) Notes : (1) Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect ( - 7 . 8 % and - 2 . 5 % at top line in 3 Q 23 and 9 M 23 , and - 5 . 2 % and 1 . 4 % at recurring EBITDA, respectively) . (2) Excluding FX and calendar effects . (3) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense) . (4) LTM expansion from openings, reforms, conversions and remodellings . SSS 2 +5.6% 3Q23 +8.6% 9M23 Net Revenue performance in 3 Q 23 , reflected solid Retail Sales growth in Uruguay and Argentina (both in LC), and higher income of real estate (+ 7 . 8% ) partially offset by the slowdown in consumption and higher interest rates that impacted non - food sales mainly . Innovative formats mainly Wow and Fresh Market increased share in Colombia retail sales to 42% (+ 0 . 3 p . p . vs 3 Q 22 ) ; a 43 . 4 % share at consolidated level . LTM store expansion: 68 stores 4 (Col 54, Uru 7, Arg 7) 3Q23 Consolidated 1 highlights Financial Highlights Investment & expansion Operating Highlights Net Loss COP - $31,685 M (Net Income of COP $7,249 9M23) 9 643 stores 1.06 M sqm Capex of COP $145,527 M during 3Q23 75 % allocated to expansion 2 openings (Surtimax and Surtimayorista) and 4 conversions to Carulla Express in Colombia (+ 9 , 894 sqm) during 3 Q . Solid omni - channel p erformance during 3Q23 : • 17.0% growth • 10.7% share (+1 p.p. vs 3Q22) (Col 13.5%, Uru 2.5% and Arg 4.0%) Real estate posted higher revenue in 3 Q 23 from rents and administrative fees (+ 7 . 8 % consol, + 16 . 5 % Col) . . Gross Profit during contribution of real 3Q23 reflected estate offset by higher price investment; (GP +10.6% in 9M23) Quarterly Recurring EBITDA 3 reached COP $328,709 M ( - 17.6% 3Q23, - 1.2% YTD) and reflected price investment to boost retail sales, inflationary pressures on the expense structure across countries and negative FX impacts. The Net Loss during 3 Q 23 reflected TUYA provisions, higher financial expenses via interest rates and non - recurring expenses related to the spin - off process . 3Q23 results reflected the positive performance of international operations partially offset by macro headwinds in Colombia and Argentina and inflationary effects on the cost and expense structures Acquisition of 2 stores (Devoto banner) in Uruguay (+836 sqm) during 3Q. Gross Profit COP $1.28 B ( - 1.8% 3Q23, 24.9% margin; +9.9% when excluding FX)

Financial Performance 10

International operations grew Retail Sales above local inflation while Colombia reflected consumer slowdown Net Revenue performance • CPI 11% LT - sept, 11.5% food inflation (internal was 3.6 p.p. below); retail sales (exc. gas and vehicles) decreased 4% YTD. • Solid real estate performance (+16.5% in 3Q23; +13.6% 9M23). • Retail Sales and SSS: +2.4%, - 0.8% in 3Q23 (+5%, 1.4% 9M23) driven by solid omni - channel (+16.8%) and food (+5.6%) growth regardless a 3.6 p.p. price reduction versus inflation; non - food ( - 5.3%) impacted by lower credit and consumer confidence. • Éxito Retail Sales and SSS: +0.2%, – 2.7% in 3Q23 (+2.4%, - 1.3% 9M23), driven by fresh (+7.2%) and affected by the electro ( - 5.3%) category. • Carulla Retail Sales and SSS: +12.8%, +13.4% in 3Q23 (15.7%, 16.5% 9M23), the best performing banner driven by food (+14.3%) and omni - channel (+46.2%). • Low - cost & Other 1 Retail Sales and SSS: +1.7%, - 6.4% in 3Q23 (+6.6%, - 0.5% 9M23), impacted by consumer access to credit and lower disposable income. Notes : Data in COP includes a - 1 . 2 % FX effect in Uruguay at top line in 3 Q 23 and 16 . 4 % in 9 M 23 and - 62 . 4 % in Argentina, respectively, calculated with the closing exchange rate . SSS in local currency, include the effect of conversions and exclude the calendar effect of - 1 . 5 % in Colombia ( 1 . 9 % in Éxito, 0 . 1 % in Carulla and 0 . 2 % in LC segments), 0 . 1 % in Uruguay and 1 . 2 % in Argentina in 3 Q . (1) Segment includes Retail Sales from Surtimax, Super Inter and Surtimayorista brands, allies, institutional and third - party sellers, and the sale of property development projects (inventory) of COP $ 47 . 2 in 9 M 23 ) . (2) MS report by Scentia YT - August 2023 . 11 Colombia Uruguay • Retail Sales and SSS: +7.4%, +7.6% in LC in 3Q23 (11.9%, 11.1% 9M), grew above inflation (3.9%) and led to market share 2 gains (+2.3 p.p. to 50.1%), driven by: x 29 Fresh Market stores (+8.8%, +80 bps above regular stores, 57.7% share on Retail Sales) x Omni - channel Retail Sales (+4.6%) x Acquisition of 2 independent supermarkets • Negative effects from droughts, a higher basis (Punta del Este) and consumption outflow to Argentina. Argentina • Retail Sales and SSS: - 27.9%, 143.4% in LC in 3Q ( - 0.1%, 125.3% 9M), grew above inflation (138.3%), boosted by increased commercial dynamism after preliminary elections • Results in COP materially eroded by a negative FX effect of 75.2% • Omni - channel Retail Sales (+129%, 4.0% share) • C&C format (11 MiniMayorista stores, 20% on Retail Sales) • Real estate drove other revenue (+172.4% in LC) driven by high occupancy levels (94%) and higher variable fees. % Var % var exc. FX 3Q23 % Var % var exc. FX Consolidated 3Q23 (27 494,474 356,605 8.7% 7.4% 872,514 936,993 14,76 1.3% 0.1% 8,856 8,865 7.3% 881,370 945,858 9M23 % Var 3Q22 3Q23 in COP M 2.4% 13.7% 3,534,482 172,118 3,618,518 195,754 Retail Sales Other Revenue 2.9% 3,706,600 3,814,272 Net Revenue % Var 9M22 9M23 in COP M 10,238,1 10,754,318 Retail Sales Other Revenue Net Revenue Colombia Uruguay 3Q23 3Q22 Argentina 3Q22

9M23 performance of innovative models 36% (+169 bps vs 9M22) 63% (+141 bps vs 9M22) 31 stores Share on Éxito’s Retail Sales Retail Sales increase vs. regular stores (included in 205 Éxito stores) +26.2 p. p. after 24 months +16.2 p.p. after 24 months 12 Hypers • Innovative experience • New generation of hypermarkets • Omni - channel experience Supers 31 stores Share on Carulla’s Retail Sales Retail Sales increase vs. regular stores • Differentiation and freshness • First carbon neutral food retailer in Latam 1 • Green market for healthy nutrition • No plastic bags at stores (included in 110 Carulla stores) Innovation in formats as a differentiation stratgy

Surtimayorista, Allies and Misurtii: Targeting and associating with the traditional market 60 stores 2.1x after 24 months • Expansion continued with 14 openings YTD (+8.2 K sqm) • Performance reflected economic slowdown effect on institutional customers Cash & Carry of proximity Share on Retail Sales Retail Sales increase vs. regular stores 5.5% (+8 bps, share on Colombia Retail Sales YoY) Retail Sales COP $169K M Grew by 12.3 % vs 9M22 1,889 partners (+520 LTM) Focused on the traditional channel 9M23 update on Innovative Models Strategic partners App Mi Surtii Focused on smaller - sized mom&pops COP $54K M In Retail Sales +53% In Retail Sales +111K Orders 13

Omni - channel 1 performance (1) Include .com, marketplace, home delivery, Shop&Go, Click&Collect, digital catalogues and B2B virtual 14 +25.5% Food Sales (12.8% share) 5.1 M Orders (+45%) 58 % and 56 % Share of Turbo on Rappi Retail Sales during 3 Q and 9 M Orders: 14 M (+52.3%) 9M23 3Q23 13.5% Share on Retail Sales Market place: +46.4% and +26.8% during 3Q and 9M 397,817 1,064,018 1,046,456 1,247,970 1,398,766 4.3% 12.6% 12.2% 12.0% 12.8% 9M 19 9M 20 9M 21 Omni - channel sales and share on sales Strong omni - channel performance (+16.8%, 13.5% share on Retail Sales) during 3Q23 driven by food sales Highlights 9M23 COP $1.4 B In Retail Sales (+12.1%) 9M 22 9M 23 12.8% Share on Retail Sales (+12.1% growth) 14 COP $497.6 K M In Retail Sales (+16.8%) Apps: COP $36 K M (+55%) and COP $97 K M (+71%) in sales during 3Q and 9M

Update on asset and traffic monetization The most important complementary business and contributor to margins 786 K sqm of GLA YTD (33 assets) Occupancy rate 96.7% (vs. 96.3% in 3Q22) Note: (1) Viva Malls is a JV with Fondo Inmobiliario Colombia (FIC) in which Grupo Éxito has 51% stake and consolidates the business. 15 Revenues from rental and administrative fees (+16.5% 3Q23, +18% Col in 9M23) x 17 assets x 559 K sqm of GLA (72% share) x 97% occupancy rate Re a l E state Bus i ne s s Viva M a l l s 1 Leading shopping malls operator Guaranteed income from leases and stable cash flow Real estate: main business to monetize traffic, solid results benefited by inflation and strong recognition VM grew revenue by 15% and by 14.4% during 3Q23 and 9M23 respectively and Recurring EBITDA by 22.4% and 20.4%, respectively, at consolidated level YOY % Var 9M22 9M23 % Var 3Q22 3Q23 In COP M 14.4% 249,013 284,854 15.0% 85,015 97,738 Net Revenue 20.4% 148,392 178,694 22.6% 60,635 74,342 Recurring EBITDA 314 bps 59.6% 62.7% 474 bps 71.3% 76.1% Recurring EBITDA margin

IKEA Viva Envigado 54.3 K sqm of new sales area 17 K sqm of GLA Update on Real estate projects 1 st IKEA store in Antioquia 99.8% progress Handed to IKEA on October 13th for final fitting 16 Update on asset and traffic monetization Opening of Calle Bistró Villavicencio Opened on 1st of June 2023 17 brands operating (as of Oct)

# 1 Brand power according to Kantar Present in 1/3 households +6.7 M active clients (+10.6% vs 9M22) Note: TUYA and Puntos Colombia are 50/50 JV ǲ s with Bancolombia. Provision levels and risk coverage continued significantly better than legal requirements Loyalty platform PCO 530 allied brands +29 K M Points redeemed (34% in Allies) 1.7 M cards in stock 3.6 B COP Loan Portfolio TUYA: Risk management activities to protect fundamentals in line with the banking sector Puntos Colombia: Strong growth and positioning 17 AAA rating Granted for 13 straight years by

Grupo Disco Uruguay: Acquisition of minority stake of 6.66% Acquisition of 2 stores 2 Independent supermarket stores (+836 sqm of sales area) Minority stake acquisition Devoto Mercadito Rivera Devoto Hipervital Opened on August 15 th Opened on September 1 st Located in Av.Giannattasio, Ciudad de la Costa, outside of Montevideo Located in Avenida Rivera, Montevideo Before Currently 62.49% 69.15% 100% 100% Acquisition of 6.66% minority stake in Disco September 4th 18

Solid Retail Sales in local currency, strong performance of the real estate business and the Cash and Carry format Argentina • 900 to 1200 sqm of sales areas • 1,600 SKUs • Focus on food and beverages • Great prices by high volumes • A simpler purchasing experience 3Q23 17.8% Share on Retail Sales 9M23 15.7% Share on Retail Sales 11 stores Re a l E state Bus i ne s s #3 shopping mall operator in Argentina in terms of GLA 1 14 Premises 94% Occupancy rate Revenues - 32.5% in COP (+172.4% in LC) in 3Q23 - 6.2% in CPO (+149.2% in LC) in 9M23 19

International operations grew Retail Sales above CPI and favour expense dilution and Uruguay posted gross margin gains

Operating performance by country

Colombia

in COP M	3Q23	3Q22	% Var
Net Revenue	3,814,272	3,706,600	2.9%
Gross profit	822,127	815,655	0.8%
Gross Margin	*21.6%*	*22.0%*	*(45) bps*
Total Expense	(735,015)	(658,440)	11.6%
Expense/Net Rev	*(19.3%)*	*(17.8%)*	*(151) bps*
Recurring EBITDA	226,065	284,702	(20.6%)
Recurring EBITDA Margin	*5.9%*	*7.7%*	*(175) bps*

Uruguay

in COP M	3Q23	3Q22	% Var	% var exc. FX
Net Revenue	945,858	881,370	7.3%	8.6%
Gross profit	337,803	307,444	9.9%	11.2%
Gross Margin	*35.7%*	*34.9%*	*83 bps*	
Total Expense	(277,916)	(238,414)	16.6%	18.0%
Expense/Net Rev	*(29.4%)*	*(27.1%)*	*(233) bps*	
Recurring EBITDA	80,267	87,800	(8.6%)	(7.5%)
Recurring EBITDA Margin	*8.5%*	*10.0%*	*(148) bps*	

Argentina

in COP M	3Q23	3Q22	% Var	% var exc. FX
Net Revenue	371,368	516,350	(28.1%)	190.3%
Gross profit	119,940	180,543	(33.6%)	168.1%
Gross Margin	*32.3%*	*35.0%*	*(267) bps*	
Total Expense	(104,133)	(161,317)	(35.4%)	160.5%
Expense/Net Rev	*(28.0%)*	*(31.2%)*	*320 bps*	
Recurring EBITDA	22,377	26,457	(15.4%)	241.3%
Recurring EBITDA Margin	*6.0%*	*5.1%*	*90 bps*	

CONSOLIDATED

in COP M	3Q23	3Q22	% Var	% var exc. FX
Net Revenue	5,131,477	5,103,845	0.5%	9.1%
Gross profit	1,279,870	1,303,681	(1.8%)	9.9%
Gross Margin	*24.9%*	*25.5%*	*(60) bps*	
Total Expense	(1,117,064)	(1,058,171)	5.6%	19.6%
Expense/Net Rev	*(21.8%)*	*(20.7%)*	*(104) bps*	
Recurring EBITDA	328,709	398,998	(17.6%)	(13.1%)
Recurring EBITDA Margin	*6.4%*	*7.8%*	*(141) bps*	

Colombia

in COP M	9M23	9M22	% Var
Net Revenue	11,337,790	10,783,979	5.1%
Gross profit	2,523,252	2,409,842	4.7%
Gross Margin	*22.3%*	*22.3%*	*(9) bps*
Total Expense	(2,208,014)	(1,949,003)	13.3%
Expense/Net Rev	*(19.5%)*	*(18.1%)*	*(140) bps*
Recurring EBITDA	729,790	836,168	(12.7%)
Recurring EBITDA Margin	*6.4%*	*7.8%*	*(132) bps*

Uruguay

in COP M	9M23	9M22	% Var	% var exc. FX
Net Revenue	3,162,258	2,428,196	30.2%	11.8%
Gross profit	1,125,621	839,064	34.2%	15.2%
Gross Margin	*35.6%*	*34.6%*	*104 bps*	
Total Expense	(851,417)	(641,794)	32.7%	13.9%
Expense/Net Rev	*(26.9%)*	*(26.4%)*	*(49) bps*	
Recurring EBITDA	338,403	247,987	36.5%	17.2%
Recurring EBITDA Margin	*10.7%*	*10.2%*	*49 bps*	

Argentina

in COP M	9M23	9M22	% Var	% var exc. FX
Net Revenue	1,207,418	1,211,537	(0.3%)	164.7%
Gross profit	403,344	416,014	(3.0%)	157.5%
Gross Margin	*33.4%*	*34.3%*	*(93) bps*	
Total Expense	(383,596)	(390,919)	(1.9%)	160.7%
Expense/Net Rev	*(31.8%)*	*(32.3%)*	*50 bps*	
Recurring EBITDA	43,192	40,792	5.9%	181.3%
Recurring EBITDA Margin	*3.6%*	*3.4%*	*21 bps*	

CONSOLIDATED

in COP M	9M23	9M22	% Var	% var exc. FX
Net Revenue	15,706,751	14,423,027	8.9%	11.7%
Gross profit	4,052,217	3,665,051	10.6%	14.4%
Gross Margin	*25.8%*	*25.4%*	*39 bps*	
Total Expense	(3,443,027)	(2,981,716)	15.5%	21.1%
Expense/Net Rev	*(21.9%)*	*(20.7%)*	*(125) bps*	
Recurring EBITDA	1,111,385	1,125,078	(1.2%)	(2.5%)
Recurring EBITDA Margin	*7.1%*	*7.8%*	*(72) bps*	

Colombia

- **GP: (margin -45 bps 3Q, -9 bps 9M23)** reflected the solid contribution of recurrent real estate income (+16.5% in 3Q; +13.6% 9M23), offset by price investment.
- **Recurring EBITDA[1]: (-20.6% 3Q, -12.7% 9M23)** reflected: (i) Retail Sales affected by a lower consumption trend, mainly the non-food category, (ii) inflationary pressures on cost/expense structures, and (iii) higher operating taxes[2] .

Uruguay

- **GP: +9.9% 3Q23 (+83 bps margin), +34.2% 9M23 (+104 bps margin),** reflected a solid performance and successful commercial strategies.
- **Recurring EBITDA[1]: -8.6% 3Q23 (-148 bps margin), +36.5% 9M23 (+49 bps margin);** from expense growth above top line levels in 3Q due to higher labour costs (provision of the quarterly bonus and new openings) and higher marketing expenses.

Argentina

- **GP: : -33.6% 3Q23 (-267 bps margin), -3.0% 9M23 (-93 bps margin),** from higher share of the C&C format (17.8% share on Retail Sales) and price investment during 3Q23.
- **Recurring EBITDA[1]: -15.4% 3Q23 (+90 bps margin), +5.9% 9M23 (+21 bps margin);** efficiencies at expense level during 3Q and 9M and solid top line growth (in LC), led to cost/expense dilution (CPI effect on wages, FX effect).

Note: Colombia perimeter includes Almacenes Éxito S.A. and its subsidiaries. Data in COP includes a -1.2% FX effect in Uruguay at top line and at Recurring EBITDA in 3Q23 and 16.4% in 9M23 and -75.2% and -62.4% in Argentina, respectively, calculated with the closing exchange rate. (1) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). (2) By near to COP $47.5K M during 2023 due to the tax reform approved in 2022.

20

Cost control amidst inflationary pressures partially offset by the negative FX effect in Argentina and Colombia macro head winds

Consolidated operating performance

in COP M	3Q23	3Q22	% Var	% var exc. FX	9M23	9M22	% Var	% var exc. FX
Net Revenue	5,131,477	5,103,845	0.5%	9.1%	15,706,751	14,423,027	8.9%	11.7%
Gross profit	1,279,870	1,303,681	(1.8%)	9.9%	4,052,217	3,665,051	10.6%	14.4%
Gross Margin	*24.9%*	*25.5%*	*(60) bps*		*25.8%*	*25.4%*	*39 bps*	
Total Expense	(1,117,064)	(1,058,171)	5.6%	19.6%	(3,443,027)	(2,981,716)	15.5%	21.1%
Expense/Net Rev	*(21.8%)*	*(20.7%)*	*(104) bps*		*(21.9%)*	*(20.7%)*	*(125) bps*	
Recurring EBITDA	328,709	398,998	(17.6%)	(13.1%)	1,111,385	1,125,078	(1.2%)	(2.5%)
Recurring EBITDA Margin	*6.4%*	*7.8%*	*(141) bps*		*7.1%*	*7.8%*	*(72) bps*	

Highlights

- Other revenue growth (+8.2%) offset by FX effects in Argentina (-62%) and Colombia outcome during 3Q23, affected by:
  - ✓ Lower Retail Sales (mainly non-food), affected by higher interest rates and lower purchasing power that decreased consumption of durable and semi-durable goods.
  - ✓ A cost/expense structure that grew above Retail Sales levels due to inflationary pressures, however, at a slower pace compared to previous quarters thanks to internal action plans.
  - ✓ A higher operating tax due to the reform[1] approved in 2022 in Colombia.
- Recurring EBITDA[2] 3y CAGR of 11.1% (YTD).



Bridge Consolidated Recurring EBITDA
398,998
7.8%
-42,847
-7,533
-4,080
-15,829
328,709
6.4%
Ebitda 3Q22
Colombia operation
Uruguay
Argentina
Operational tax
Ebitda 3Q23



Bridge Consolidated Recurring EBITDA
1,125,078
7.8%
-60,249
90,416
2,400
1,293
-47,553
1,111,385
7.1%
Ebitda YTD22
Colombia operation
Uruguay
Argentina
Non-Recurring Real Estate
Operational tax
Ebitda YTD23

Note: Colombia perimeter includes Almacenes Éxito S.A. and its subsidiaries. Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect (-7.8% and -2.5% at top line in 3Q23 and 9M23, and -5.2% and 1.4% at recurring EBITDA, respectively). (1) Higher operating tax was COP $47.5 M during 2023 due to the tax reform approved in 2022. (2) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

21

• Net loss during 3Q23 reflected the positive variations of income tax and net income contribution of international operations offset by: (i) Macro and consumer headwinds in Colombia, (ii) Increased financial expenses from higher interest rates 1 (+ 325 bps vs 3 Q 22 ) to control inflation, (iii) Improved performance in Uruguay and Viva that led to higher minority interest, (iv) TUYA share of profit affected by higher provisions, and (v) Non - recurring expenses explained by the spin - off and listing processes. • Net income during 9M23 driven by the positive variation of income tax 2 . Highlights Note : Consolidated data include results from Colombia, Uruguay and Argentina, eliminations and the FX effect ( - 7 . 8 % at top line and - 5 . 2 % at recurring EBITDA in 3 Q 23 and - 2 . 5 % and 1 . 4 % in 9 M 23 , respectively . (1) The Central Bank increased the repo rate in Colombia to 13 . 25 % during 3 Q 23 (vs . 10 % in 3 Q 22 and 12 % in 4 Q 22 ) to control inflation . (2) Higher operating tax was COP $ 47 . 5 M during 2023 due to the tax reform approved in 2022 . 22 3Q23 9M23 Net loss during 3Q23 reflected negative variations of demand slowdown, expenses related to the spin - off process, TUYA share of profits and higher interest rates Net Income (Loss) result

Free cash flow of COP $103,000 M despite the economic slowdown driven by improved management of working capital 3Q23 Leverage and Cash at holding level 1 • Dividends from subsidiaries continued contributing to the company’s CapEx and payments of dividends to shareholders . • • • Investment to increase share on the profitable operation of Disco, explained COP $124,000 M of CapEx (FCF 2 in line with 2022 LTM results when excluding). Pressures on financial expenses from high repo 3 rates. Gross debt rose 29% (COP $427,000 M) mainly related with seasonal needs. Leverage and cash highlights Note : Numbers expressed in long scale, COP billion represent 1 , 000 , 000 , 000 , 000 . (1) Holding : Almacenes Éxito S . A results without Colombia or international subsidiaries . (2) Free cash flow (FCF) = Net cash flows used in operating activities + Net cash flows used in investing activities + Variation of collections on behalf of third parties + Lease liabilities paid + Interest on lease liabilities paid (using variations for the last 12 M for each line) ; the cash flow has been re - expressed to be aligned with the financial statements . (3) Central Bank repo rate remained at 13 . 25 % during 3 Q 23 in Colombia, (vs . 10 % in 3 Q 22 and 12 % in 2022 ) to control inflation . 23 0.6 0.7 - 1.5 - 1.9 - 0.8 - 1.2 2022 - 3 2023 - 3 Cash (& other assets) Gross debt (financial liabilities & warranties) Net financial debt In COP B Variation in thousand million COP 12M 3Q 2023 12M 3Q 2022 - 17.2% 1,063 880 EBITDA 9.3% (358) (392) Lease liabilities amortizations & interests - 39.2% 601 365 Operational results before WK - 90.7% (116) (11) Change in Tax - 135.0% (74) 26 Change in working capital 57.1% (339) (532) CapEx - 311.4% 72 (152) Free cash flow before investments 63.2% 157 256 Dividends received - 54.9% 229 103 Free cash flow - 161.2% 222 (136) Shareholders' cash flow

Conclusions & Q&A session 24

Conclusions • Spin - off and listing processes completed, followed by higher traded volumes of securities across the 3 markets. • A resilient consolidated Net Revenue performance driven by Uruguay and Argentina. • Colombia Net Revenue grew 2.9% during 3Q23 (+5.1% YTD) and reflected a lower consumer trend affected by higher cost of credit. • Consolidated Net Revenue grew 0 . 5% (+ 9 . 1 % when excluding FX effect) during 3 Q 23 and grew by 8 . 9 % during the first - nine - months of the year (+ 11 . 7 % YTD, when excluding FX impacts) . • Operating performance reflected inflationary pressures on the cost and expense structure during 3 Q 23 , while gains of 39 bps at gross Margin level (to 25.8%) during 9M23. • Advances in key commercial projects: expansion of key formats, Viva Malls, and collaborative retail with Aliados and Mi Surtii. • The company posted a Net Loss of COP $ 31 , 685 during the 3 Q 23 due to the effect of the credit card business, higher financial expenses via interest rates and non - recurring expenses related to the spin - off process, while there was a Net Income of COP $ 7 , 249 reported during the first 9 - months of 2023 . 25 Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations and the FX effect ( - 7.8% at top line in 3Q23 and - 2.5% in 9M23, respectively. Colombia perimeter includes Almacenes Éxito S.A. and its subsidiaries. 3Q23 results reflected the positive performance of international operations partially offset by macro headwinds in Colombia and Argentina and inflationary effects on the cost and expense structur

Appendices 26

Glossary and Notes Notes: • Numbers are expressed in long scale, COP billion represent 1,000,000,000,000. • Growth and variations are expressed in comparison to the same period last year, except when stated otherwise. • Sums and percentages may reflect discrepancies due to rounding of figures. • All margins are calculated as percentage of Net Revenue. Glossary: • Colombia results: consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. • Consolidated results: Almacenes Éxito results, Colombian and international subsidiaries in Uruguay and Argentina. • Adjusted EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. • EPS: Earnings Per Share calculated on an entirely diluted basis. • Financial Result: impacts of interests, derivatives, financial assets/liabilities valuation, FX changes and other related to cash, debt, and other financial assets/liabilities. • Free cash flow (FCF) = Net cash flows used in operating activities plus Net cash flows used in investing activities plus Variation of collections on behalf of third parties plus Lease liabilities paid plus Interest on lease liabilities paid (using variations for the last 12 M for each line); the cash flow has been re - expressed to be aligned with the financial statements. • GLA: Gross Leasable Area. • GMV: Gross Merchandise Value. • Holding: Almacenes Éxito results without Colombian and international subsidiaries. • Net Revenue: Total Revenue related to Retail Sales and Other Revenue. • Retail Sales: sales related to the retail business. • Other Revenue: revenue related to complementary businesses (real estate, insurance, travel, etc.) and other revenue. • Recurring EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization Operating Profit adjusted by other non - recurring operational income (expense). • Recurring Operating Profit (ROI): Gross Profit adjusted by SG&A expense and D&A. • SSS: same - store - sales levels, including the effect of store conversions and excluding the calendar effect.

Consolidated Income Statement

in COP M	3Q23	3Q22	% Var	9M23	9M22	% Var
Retail Sales	4,912,100	4,901,047	0.2%	15,050,693	13,806,433	9.0%
Other Revenue	219,377	202,798	8.2%	656,058	616,594	6.4%
Net Revenue	**5,131,477**	**5,103,845**	**0.5%**	**15,706,751**	**14,423,027**	**8.9%**
Cost of Sales	(3,825,340)	(3,776,016)	1.3%	(11,575,402)	(10,685,110)	8.3%
Cost D&A	(26,267)	(24,148)	8.8%	(79,132)	(72,866)	8.6%
Gross Profit	**1,279,870**	**1,303,681**	**(1.8%)**	**4,052,217**	**3,665,051**	**10.6%**
Gross Margin	*24.9%*	*25.5%*	*(60) bps*	*25.8%*	*25.4%*	*39 bps*
SG&A Expense	(977,428)	(928,831)	5.2%	(3,019,964)	(2,612,839)	15.6%
Expense D&A	(139,636)	(129,340)	8.0%	(423,063)	(368,877)	14.7%
Total Expense	**(1,117,064)**	**(1,058,171)**	**5.6%**	**(3,443,027)**	**(2,981,716)**	**15.5%**
Expense/Net Rev	*21.8%*	*20.7%*	*104 bps*	*21.9%*	*20.7%*	*125 bps*
Recurring Operating Income (ROI)	**162,806**	**245,510**	**(33.7%)**	**609,190**	**683,335**	**(10.9%)**
ROI Margin	*3.2%*	*4.8%*	*(164) bps*	*3.9%*	*4.7%*	*(86) bps*
Non-Recurring Income/(Expense)	(26,289)	(6,080)	332.4%	(59,967)	1,438	(4270.2%)
Operating Income (EBIT)	**136,517**	**239,430**	**(43.0%)**	**549,223**	**684,773**	**(19.8%)**
EBIT Margin	*2.7%*	*4.7%*	*(203) bps*	*3.5%*	*4.7%*	*(125) bps*
Net Financial Result	(109,903)	(103,683)	6.0%	(308,025)	(246,219)	25.1%
Associates & Joint Ventures Results	(24,424)	(11,245)	117.2%	(74,529)	(28,008)	166.1%
EBT	**2,190**	**124,502**	**(98.2%)**	**166,669**	**410,546**	**(59.4%)**
Income Tax	4,997	(30,932)	116.2%	(32,871)	(130,706)	(74.9%)
Net Result	**7,187**	**93,570**	(92.3%)	**133,798**	**279,840**	(52.2%)
Non-Controlling Interests	(38,872)	(43,633)	(10.9%)	(126,549)	(103,100)	22.7%
Group profit (loss) for the period	**(31,685)**	**49,937**	(163.4%)	**7,249**	**176,740**	(95.9%)
Net Margin	*(0.6%)*	*1.0%*	*(160) bps*	*0.0%*	*1.2%*	*(118) bps*
Recurring EBITDA	**328,709**	**398,998**	**(17.6%)**	**1,111,385**	**1,125,078**	**(1.2%)**
Recurring EBITDA Margin	*6.4%*	*7.8%*	*(141) bps*	*7.1%*	*7.8%*	*(72) bps*
Adjusted EBITDA	**277,996**	**381,673**	**(27.2%)**	**976,889**	**1,098,508**	**(11.1%)**
Adjusted EBITDA Margin	*5.4%*	*7.5%*	*(206) bps*	*6.2%*	*7.6%*	*(140) bps*
EBITDA	**302,420**	**392,918**	**(23.0%)**	**1,051,418**	**1,126,516**	**(6.7%)**
EBITDA Margin	*5.9%*	*7.7%*	*(181) bps*	*6.7%*	*7.8%*	*(112) bps*
Shares	1,297.864	1,297.864	0.0%	1,297.864	1,297.864	0.0%
EPS	**(24.4)**	**38.5**	**N/A**	**5.6**	**136.2**	**(95.9%)**

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations and the FX effect (-7.8% at top line and -5.2% at recurring EBITDA in 3Q23 and -2.5% and 1.4% in 9M23, respectively. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. EPS considers the weighted average number of outstanding shares (IFRS 33), corresponding to 1,297,864,359 shares (including the buyback operation completed on June 30, 2022, and the share split 1:3 on November 18, 2022.

28

Income Statement by Country

in COP M	Colombia 3Q23	Colombia 3Q22	% Var	Uruguay 3Q23	Uruguay 3Q22	% Var	Argentina 3Q23	Argentina 3Q22	% Var
Retail Sales	3,618,518	3,534,482	2.4%	936,993	872,514	7.4%	356,605	494,474	(27.9%)
Other Revenue	195,754	172,118	13.7%	8,865	8,856	0.1%	14,763	21,876	(32.5%)
Net Revenue	**3,814,272**	**3,706,600**	**2.9%**	**945,858**	**881,370**	**7.3%**	**371,368**	**516,350**	**(28.1%)**
Cost of Sales	(2,967,640)	(2,868,018)	3.5%	(606,088)	(572,251)	5.9%	(251,633)	(336,261)	(25.2%)
Cost D&A	(24,505)	(22,927)	6.9%	(1,967)	(1,675)	17.4%	205	454	(54.8%)
Gross profit	**822,127**	**815,655**	**0.8%**	**337,803**	**307,444**	**9.9%**	**119,940**	**180,543**	**(33.6%)**
Gross Margin	21.6%	22.0%	(45) bps	35.7%	34.9%	83 bps	32.3%	35.0%	(267) bps
SG&A Expense	(620,567)	(553,880)	12.0%	(259,503)	(221,319)	17.3%	(97,358)	(153,632)	(36.6%)
Expense D&A	(114,448)	(104,560)	9.5%	(18,413)	(17,095)	7.7%	(6,775)	(7,685)	(11.8%)
Total Expense	**(735,015)**	**(658,440)**	**11.6%**	**(277,916)**	**(238,414)**	**16.6%**	**(104,133)**	**(161,317)**	**(35.4%)**
Expense/Net Rev	19.3%	17.8%	151 bps	29.4%	27.1%	233 bps	28.0%	31.2%	(320) bps
Recurring Operating Income (ROI)	**87,112**	**157,215**	**(44.6%)**	**59,887**	**69,030**	**(13.2%)**	**15,807**	**19,226**	**(17.8%)**
ROI Margin	2.3%	4.2%	(196) bps	6.3%	7.8%	(150) bps	4.3%	3.7%	53 bps
Non-Recurring Income and (Expense)	(25,285)	(8,697)	190.7%	(69)	(236)	(70.8%)	(935)	2,853	(132.8%)
Operating Income	**61,827**	**148,518**	**(58.4%)**	**59,818**	**68,794**	**(13.0%)**	**14,872**	**22,079**	**(32.6%)**
EBIT Margin	1.6%	4.0%	(239) bps	6.3%	7.8%	(148) bps	4.0%	4.3%	(27) bps
Net Financial Result	(98,150)	(75,035)	30.8%	(2,480)	(2,337)	6.1%	(9,273)	(26,272)	(64.7%)
Recurring EBITDA	**226,065**	**284,702**	**(20.6%)**	**80,267**	**87,800**	**(8.6%)**	**22,377**	**26,457**	**(15.4%)**
Recurring EBITDA Margin	5.9%	7.7%	(175) bps	8.5%	10.0%	(148) bps	6.0%	5.1%	90 bps

in COP M	Colombia 9M23	Colombia 9M22	% Var	Uruguay 9M23	Uruguay 9M22	% Var	Argentina 9M23	Argentina 9M22	% Var
Retail Sales	10,754,318	10,238,174	5.0%	3,135,046	2,405,612	30.3%	1,161,952	1,163,070	(0.1%)
Other Revenue	583,472	545,805	6.9%	27,212	22,584	20.5%	45,466	48,467	(6.2%)
Net Revenue	**11,337,790**	**10,783,979**	**5.1%**	**3,162,258**	**2,428,196**	**30.2%**	**1,207,418**	**1,211,537**	**(0.3%)**
Cost of Sales	(8,741,134)	(8,306,528)	5.2%	(2,030,469)	(1,584,567)	28.1%	(804,514)	(794,831)	1.2%
Cost D&A	(73,404)	(67,609)	8.6%	(6,168)	(4,565)	35.1%	440	(692)	163.6%
Gross profit	**2,523,252**	**2,409,842**	**4.7%**	**1,125,621**	**839,064**	**34.2%**	**403,344**	**416,014**	**(3.0%)**
Gross Margin	22.3%	22.3%	(9) bps	35.6%	34.6%	104 bps	33.4%	34.3%	(93) bps
SG&A Expense	(1,866,866)	(1,641,283)	13.7%	(793,386)	(595,642)	33.2%	(359,712)	(375,914)	(4.3%)
Expense D&A	(341,148)	(307,720)	10.9%	(58,031)	(46,152)	25.7%	(23,884)	(15,005)	59.2%
Total Expense	**(2,208,014)**	**(1,949,003)**	**13.3%**	**(851,417)**	**(641,794)**	**32.7%**	**(383,596)**	**(390,919)**	**(1.9%)**
Expense/Net Rev	19.5%	18.1%	140 bps	26.9%	26.4%	49 bps	31.8%	32.3%	(50) bps
Recurring Operating Income (ROI)	**315,238**	**460,839**	**(31.6%)**	**274,204**	**197,270**	**39.0%**	**19,748**	**25,095**	**(21.3%)**
ROI Margin	2.8%	4.3%	(149) bps	8.7%	8.1%	55 bps	1.6%	2.1%	(44) bps
Non-Recurring Income and (Expense)	(61,167)	(15,524)	294.0%	1,220	(1,057)	215.4%	(20)	18,019	(100.1%)
Operating Income	**254,071**	**445,315**	**(42.9%)**	**275,424**	**196,213**	**40.4%**	**19,728**	**43,114**	**(54.2%)**
EBIT Margin	2.2%	4.1%	(189) bps	8.7%	8.1%	63 bps	1.6%	3.6%	(192) bps
Net Financial Result	(278,923)	(169,258)	64.8%	(6,675)	(13,929)	(52.1%)	(22,427)	(62,901)	(64.3%)
Recurring EBITDA	**729,790**	**836,168**	**(12.7%)**	**338,403**	**247,987**	**36.5%**	**43,192**	**40,792**	**5.9%**
Recurring EBITDA Margin	6.4%	7.8%	(132) bps	10.7%	10.2%	49 bps	3.6%	3.4%	21 bps

Note: The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Data in COP includes a -1.2% FX effect in Uruguay at top line and at Recurring EBITDA in 3Q23 and 16.4% in 9M23 and -75.2% and -62.4% in Argentina, respectively, calculated with the closing exchange rate.

Income Statement and CapEx by Country

Income Statement	Colombia	Uruguay	Argentina	Consol	Colombia	Uruguay	Argentina	Consol
in COP M	3Q23	3Q23	3Q23	3Q23	9M23	9M23	9M23	9M23
Retail Sales	3,618,518	936,993	356,605	4,912,100	10,754,318	3,135,046	1,161,952	15,050,693
Other Revenue	195,754	8,865	14,763	219,377	583,472	27,212	45,466	656,058
Net Revenue	**3,814,272**	**945,858**	**371,368**	**5,131,477**	**11,337,790**	**3,162,258**	**1,207,418**	**15,706,751**
Cost of Sales	(2,967,640)	(606,088)	(251,633)	(3,825,340)	(8,741,134)	(2,030,469)	(804,514)	(11,575,402)
Cost D&A	(24,505)	(1,967)	205	(26,267)	(73,404)	(6,168)	440	(79,132)
Gross profit	**822,127**	**337,803**	**119,940**	**1,279,870**	**2,523,252**	**1,125,621**	**403,344**	**4,052,217**
Gross Margin	*21.6%*	*35.7%*	*32.3%*	*24.9%*	*22.3%*	*35.6%*	*33.4%*	*25.8%*
SG&A Expense	(620,567)	(259,503)	(97,358)	(977,428)	(1,866,866)	(793,386)	(359,712)	(3,019,964)
Expense D&A	(114,448)	(18,413)	(6,775)	(139,636)	(341,148)	(58,031)	(23,884)	(423,063)
Total Expense	**(735,015)**	**(277,916)**	**(104,133)**	**(1,117,064)**	**(2,208,014)**	**(851,417)**	**(383,596)**	**(3,443,027)**
Expense/Net Rev	*19.3%*	*29.4%*	*28.0%*	*21.8%*	*19.5%*	*26.9%*	*31.8%*	*21.9%*
Recurring Operating Income (ROI)	**87,112**	**59,887**	**15,807**	**162,806**	**315,238**	**274,204**	**19,748**	**609,190**
ROI Margin	*2.3%*	*6.3%*	*4.3%*	*3.2%*	*2.8%*	*8.7%*	*1.6%*	*3.9%*
Non-Recurring Income and (Expense)	(25,285)	(69)	(935)	(26,289)	(61,167)	1,220	(20)	(59,967)
Operating Income (EBIT)	**61,827**	**59,818**	**14,872**	**136,517**	**254,071**	**275,424**	**19,728**	**549,223**
EBIT Margin	*1.6%*	*6.3%*	*4.0%*	*2.7%*	*2.2%*	*8.7%*	*1.6%*	*3.5%*
Net Financial Result	**(98,150)**	**(2,480)**	**(9,273)**	**(109,903)**	**(278,923)**	**(6,675)**	**(22,427)**	**(308,025)**
Recurring EBITDA	**226,065**	**80,267**	**22,377**	**328,709**	**729,790**	**338,403**	**43,192**	**1,111,385**
Recurring EBITDA Margin	*5.9%*	*8.5%*	*6.0%*	*6.4%*	*6.4%*	*10.7%*	*3.6%*	*7.1%*
CAPEX								
in COP M	**85,502**	**59,927**	**98**	**145,527**	**289,210**	**115,179**	**14,158**	**418,547**
in local currency	85,502	540	361		289,210	1,009	1,222	

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations and the FX effect (-7.8% at top line and -5.2% at recurring EBITDA in 3Q23 and -2.5% and 1.4% in 9M23, respectively. The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Data in COP includes a -1.2% FX effect in Uruguay at top line and at Recurring EBITDA in 3Q23 and 16.4% in 9M23 and -75.2% and -62.4% in Argentina, respectively, calculated with the closing exchange rate.

30

Consolidated Balance Sheet

in COP M	Sep 2023	Dec 2022	Var %
Assets	**16,689,571**	**18,183,289**	**(8.2%)**
Current assets	**4,982,164**	**5,947,863**	**(16.2%)**
Cash & Cash Equivalents	1,098,682	1,733,673	(36.6%)
Inventories	2,691,921	2,770,443	(2.8%)
Accounts receivable	634,682	779,355	(18.6%)
Assets for taxes	454,967	509,884	(10.8%)
Assets held for sale	19,484	21,800	(10.6%)
Others	82,428	132,708	(37.9%)
Non-current assets	**11,707,407**	**12,235,426**	**(4.3%)**
Goodwill	3,291,420	3,484,303	(5.5%)
Other intangible assets	396,123	424,680	(6.7%)
Property, plant and equipment	4,319,398	4,474,280	(3.5%)
Investment properties	1,783,980	1,841,228	(3.1%)
Right of Use	1,374,945	1,443,469	(4.7%)
Investments in associates and JVs	260,592	300,021	(13.1%)
Deferred tax asset	197,351	142,589	38.4%
Assets for taxes	-	-	0.0%
Others	83,598	124,856	(33.0%)

Liabilities	**8,846,732**	**9,748,843**	**(9.3%)**
Current liabilities	**6,897,383**	**7,415,394**	**(7.0%)**
Trade payables	4,065,295	5,651,303	(28.1%)
Lease liabilities	276,024	263,175	4.9%
Borrowing-short term	2,095,069	915,604	N/A
Other financial liabilities	111,372	136,223	(18.2%)
Liabilities held for sale	-	-	0.0%
Liabilities for taxes	95,935	109,726	(12.6%)
Others	253,688	339,363	(25.2%)
Non-current liabilities	**1,949,349**	**2,333,449**	**(16.5%)**
Trade payables	39,613	70,472	(43.8%)
Lease liabilities	1,306,372	1,392,780	(6.2%)
Borrowing-long Term	293,938	539,980	(45.6%)
Other provisions	11,587	15,254	(24.0%)
Deferred tax liability	260,945	277,713	(6.0%)
Liabilities for taxes	4,676	2,749	70.1%
Others	32,218	34,501	(6.6%)
Shareholder´s equity	**7,842,839**	**8,434,446**	**(7.0%)**

Note: Consolidated data include figures from Colombia, Uruguay and Argentina.

31

Consolidated Cash Flow Note: Consolidated data include figures from Colombia, Uruguay and Argentina. 32 Var % Sep 2022 Sep 2023 in COP M (52.2%) 279,840 133,798 Profit (27.8%) 1,029,795 743,994 Operating income before changes in working capital (58.0%) (795,048) (333,713) Cash Net (used in) Operating Activities 48.7% (308,321) (458,597) Cash Net (used in) Investment Activities N/A (308,110) 237,336 Cash net provided by Financing Activities (60.7%) (1,411,479) (554,974) Var of net of cash and cash equivalents before the FX rate N/A 45,537 (80,017) Effects on FX changes on cash and cash equivalents (53.5%) (1,365,942) (634,991) (Decresase) net of cash and cash equivalents (31.8%) 2,541,579 1,733,673 Opening balance of cash and cash equivalents (6.5%) 1,175,637 1,098,682 Ending balance of cash and cash equivalents

Holding Income Statement[1]

in COP M	3Q23	3Q22	% Var	9M23	9M22	% Var
Retail Sales	3,618,404	3,535,836	2.3%	10,759,100	10,247,650	5.0%
Other Revenue	100,086	87,994	13.7%	308,442	304,407	1.3%
Net Revenue	**3,718,490**	**3,623,830**	**2.6%**	**11,067,542**	**10,552,057**	**4.9%**
Cost of Sales	(2,956,656)	(2,861,824)	3.3%	(8,714,836)	(8,293,471)	5.1%
Cost D&A	(22,885)	(21,425)	6.8%	(68,573)	(63,019)	8.8%
Gross profit	**738,949**	**740,581**	**(0.2%)**	**2,284,133**	**2,195,567**	**4.0%**
Gross Margin	***19.9%***	***20.4%***	***(56) bps***	***20.6%***	***20.8%***	***(17) bps***
SG&A Expense	(605,311)	(547,223)	10.6%	(1,791,277)	(1,581,091)	13.3%
Expense D&A	(111,690)	(99,651)	12.1%	(331,990)	(294,252)	12.8%
Total Expense	**(717,001)**	**(646,874)**	**10.8%**	**(2,123,267)**	**(1,875,343)**	**13.2%**
Expense/Net Rev	***(19.3%)***	***(17.9%)***	***(143) bps***	***(19.2%)***	***(17.8%)***	***(141) bps***
Recurring Operating Income (ROI)	**21,948**	**93,707**	**(76.6%)**	**160,866**	**320,224**	**(49.8%)**
ROI Margin	***0.6%***	***2.6%***	***(200) bps***	***1.5%***	***3.0%***	***(158) bps***
Non-Recurring Income and (Expense)	(24,439)	(4,293)	469.3%	(62,643)	(13,414)	367.0%
Operating Income	**(2,491)**	**89,414**	(102.8%)	**98,223**	**306,810**	(68.0%)
EBIT Margin	***(0.1%)***	***2.5%***	***(253) bps***	***0.9%***	***2.9%***	***(202) bps***
Net Financial Result	**(108,652)**	**(83,780)**	**29.7%**	**(310,778)**	**(193,999)**	**60.2%**
Group profit (loss) for the period	**(31,685)**	**49,937**	**(163.4%)**	**7,249**	**176,740**	**(95.9%)**
Net Margin	***(0.9%)***	***1.4%***	***(223) bps***	***0.1%***	***1.7%***	***(161) bps***
Recurring EBITDA	**156,523**	**214,783**	**(27.1%)**	**561,429**	**677,495**	**(17.1%)**
Recurring EBITDA Margin	***4.2%***	***5.9%***	***(172) bps***	***5.1%***	***6.4%***	***(135) bps***

(1) Holding: Almacenes Éxito Results without Colombia subsidiaries Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

33

Holding Balance Sheet[1]

in COP M	Sep 2023	Dec 2022	Var %
Assets	**13,816,804**	**14,761,545**	**(6.4%)**
Current assets	**3,716,004**	**4,432,647**	**(16.2%)**
Cash & Cash Equivalents	674,950	1,250,398	(46.0%)
Inventories	2,156,345	2,105,200	2.4%
Accounts receivable	404,708	477,912	(15.3%)
Assets for taxes	350,201	478,476	(26.8%)
Others	129,800	120,661	7.6%
Non-current assets	**10,100,800**	**10,328,898**	**(2.2%)**
Goodwill	1,453,077	1,453,077	0.0%
Other intangible assets	192,322	191,204	0.6%
Property, plant and equipment	2,021,058	2,059,079	(1.8%)
Investment properties	82,771	83,420	(0.8%)
Right of Use	1,587,729	1,587,943	(0.0%)
Investments in subsidiaries, associates and JVs	4,569,091	4,788,226	(4.6%)
Others	194,752	165,949	17.4%

Liabilities	**7,314,351**	**7,622,557**	**(4.0%)**
Current liabilities	**5,438,695**	**5,455,563**	**(0.3%)**
Trade payables	3,042,535	4,319,342	(29.6%)
Lease liabilities	284,426	261,824	8.6%
Borrowing-short term	1,601,970	251,118	N/A
Other financial liabilities	90,718	123,446	(26.5%)
Liabilities for taxes	68,497	92,846	(26.2%)
Others	350,549	406,987	(13.9%)
Non-current liabilities	**1,875,656**	**2,166,994**	**(13.4%)**
Lease liabilities	1,513,717	1,525,272	(0.8%)
Borrowing-long Term	293,938	539,980	(45.6%)
Other provisions	11,375	14,311	(20.5%)
Deferred tax liability	-	-	0
Others	56,626	87,431	(35.2%)
Shareholder´s equity	**6,502,453**	**7,138,988**	**(8.9%)**

(1) Holding: Almacenes Éxito Results without Colombia subsidiaries.

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Debt by country and maturity

Net debt breakdown by country

30 Sep 2023, (millions of COP)	Holding (2)	Colombia	Uruguay	Argentina	Consolidated
Short-term debt	1,692,688	1,710,949	466,325	29,166	2,206,440
Financial liabilities	1,601,970	1,601,970	463,932	29,166	2,095,069
Other financial liabilities	90,718	108,979	2,393	-	111,372
Long-term debt	293,938	293,938	-	-	293,938
Financial liabilities	293,938	293,938	-	-	293,938
Other financial liabilities	-	-	-	-	-
Total gross debt (1)	**1,986,626**	**2,004,887**	**466,325**	**29,166**	**2,500,378**
Cash and cash equivalents	674,949	808,033	232,083	58,566	1,098,682
Net debt	**(1,311,677)**	**(1,196,854)**	**(234,242)**	**29,400**	**(1,401,696)**

Holding Gross debt by maturity

30 Sep 2023, (millions of COP)	Nominal amount	Nature of interest rate	Maturity Date	30-sep-23
Short Term - Bilateral	25,000	Floating	November 2023	25,000
Short Term - Bilateral	100,000	Floating	November 2023	100,000
Revolving credit facility - Bilateral	100,000	Floating	January 2024	100,000
Mid Term - Bilateral	135,000	Floating	April 2024	135,000
Revolving credit facility - Bilateral	400,000	Floating	February 2025	400,000
Long Term - Bilateral	200,000	Floating	March 2025	200,000
Revolving credit facility - Bilateral	200,000	Floating	April 2025	200,000
Revolving credit facility - Bilateral	300,000	Floating	June 2025	300,000
Long Term - Bilateral	290,000	Floating	March 2026	132,915
Long Term - Bilateral	190,000	Floating	March 2027	138,187
Long Term - Bilateral	150,000	Floating	March 2030	116,700
Total gross debt (3)	**2,090,000**			**1,847,802**

Note: The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. 1) Debt without contingent warranties and letters of credits. (2) Holding gross debt issued 100% in Colombian Pesos with an interest rate below IBR3M + 2.0%, debt at the nominal amount. IBR 3M (Indicador Bancario de Referencia) – Market Reference Rate: 12.32%; other collections included, and positive hedging valuation not included. (3) Debt at the nominal amount.

35

Store number and Retail Sales area Note: The store count does not include the 1,889 allies in Colombia. 36 Banner by country Store number Sales area (sqm ) Colombia 205 Exito 110 Carulla 77 Surtimax 59 Super Inter 60 Surtimayorista 511 Total Colombia Uruguay Devoto Disco Geant Total Uruguay Argentina Libertad Mini Libertad Mayorista Total Argen TO

Accounts Reconciliations Exchange Rates Effects on Results 3Q23 Note : Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense) . Data in COP includes a - 1 . 2 % FX effect in Uruguay at top line and at Recurring EBITDA in 3 Q 23 and 16 . 4 % in 9 M 23 and - 75 . 2 % and - 62 . 4 % in Argentina, respectively, calculated with the closing exchange rate . FX impacts are calculated as a devaluation between currencies resulting in a percentage . Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values . FX effect Growth in COP Growth in LC Net Revenue - 1.2% 7.3% 8.6% Uruguay - 75.2% - 28.1% 190.3% Argentina - 7.8% 0.5% 9.1% Consolidated FX effect Growth in COP Growth in LC Recurring EBITDA - 1.2% - 8.6% - 7.5% Uruguay - 75.2% - 15.4% 241.3% Argentina - 5.2% - 17.6% - 13.1% Consolidated FX effect Growth in COP Growth in LC Net Revenue 16.4% 30.2% 11.8% Uruguay - 62.4% - 0.3% 164.7% Argentina - 2.5% 8.9% 11.7% Consolidated FX effect Growth in COP Growth in LC Recurring EBITDA 16.4% 36.5% 17.2% Uruguay - 62.4% 5.9% 181.3% Argentina 1.4% - 1.2% - 2.5% Consolidated 9M23

Accounts Reconciliations Recurring EBITDA and Adjusted EBITDA Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non - recurring operational income (expense. Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. 9M22 9M23 3Q22 3Q23 in COP M 684,773 549,223 239,430 136,517 Operating Income (EBIT) 72,866 79,132 24,148 26,267 Cost D&A 368,877 423,063 129,340 139,636 Expense D&A 1,126,516 1,051,418 392,918 302,420 EBITDA 9M22 9M23 3Q22 3Q23 in COP M 684,773 549,223 239,430 136,517 Operating Income (EBIT) (1,438) 59,967 6,080 26,289 Non - Recurring Income/(Expense) 72,866 79,132 24,148 26,267 Cost D&A 368,877 423,063 129,340 139,636 Expense D&A 1,125,078 1,111,385 398,998 328,709 Recurring EBITDA 9M22 9M23 3Q22 3Q23 in COP M 684,773 549,223 239,430 136,517 Operating Income (EBIT) (28,008) (74,529) (11,245) (24,424) Associates & Joint Ventures Results 72,866 79,132 24,148 26,267 Cost D&A 368,877 423,063 129,340 139,636 Expense D&A 1,098,508 976,889 381,673 277,996 Adjusted EBITDA

Accounts Reconciliations Var 9M22 9M23 Var 3Q22 3Q23 9.8% 64,944 71,310 5.4% 20,962 22,085 Income from concessionaires 20.5% 32,545 39,210 19.9% 11,046 13,244 Income from building administration 18.4% 175,787 208,071 14.5% 61,820 70,809 Income from property rent 56.0% 20,019 31,235 58.9% 7,386 11,737 Income from rent of other spaces 19.3% 293,295 349,826 16.5% 101,214 117,875 Revenues real estate 0.0% 3,861 0.0% Non recurring concessionaires fees ( - ) 18.0% 293,295 345,965 16.5% 101,214 117,875 Recurring revenues real estate - 77.6% 32,948 7,383 0.0% 0 0 Non recurring concessionaires fees 79.8% 26,260 47,208 0.0% 0 0 Sales of real estate projects 13.6% 352,503 400,556 16.5% 101,214 117,875 Total revenues real estate Recurring Income of the Real Estate Business in Colombia Net Revenue and Recurring EBITDA of Viva Malls in Colombia

Accounts Reconciliations Free Cash Flow Note: Free cash flow (FCF) = Net cash flows used in operating activities + Net cash flows used in investing activities + Variation of collections on behalf of third parties + Lease liabilities paid + Interest on lease liabilities paid (using variations for the last 12 m for each line).

Grupo Éxito strategic pillars

Leading transformation by focusing on customer and key retail trends

Omni-client

Our people

1. Innovation	2. Omni-channel	3. Digital Transformation	4. Asset / Traffic Monetization	5. ESG
▪ **Models & Formats** ✓ Premium & Mid: FreshMarket / WOW ✓ Low-cost: Surtimayorista / Super Inter Vecino / Allies ▪ **Private Label** ✓ Food / Non-food	▪ **E-commerce** ✓ exito.com / carulla.com ✓ disco.com / geant.com / devoto.com ✓ hiperlibertad.com ▪ **Market Place** ▪ **Digital Catalogues** ▪ **Home Delivery** ▪ **Last Milers** ✓ Rappi / Turbo 10 minutes ▪ **Click & Collect** ▪ **WhatsApp / Clickcam**	▪ **Apps** ✓ Éxito / Carulla ✓ Disco / Geant / Devoto ✓ Hiperlibertad ✓ **Others:** ✓ Éxito Media ✓ Éxito Rental ✓ Startups ▪ **Developments** ✓ Frictionless ✓ Customer Service ✓ Data Analytics ✓ Logistics, Supply Chain, HR Management	▪ **Loyalty Coalition** ✓ Puntos Colombia ▪ **Complementary businesses** ✓ Real Estate: VIVA / Paseo ✓ Financial Business: TUYA / TUYA Pay / Kiire / Hipermás / Money transfers ✓ Travel ✓ Insurance ✓ Virtual Mobile Operator ▪ **Operational Excellence** ✓ Logistics & Supply Chain ✓ Lean Productivity Schemes ✓ Joint Purchasing	▪ **Zero malnutrition** ✓ Child nutrition ▪ **My Planet** ✓ Environmental protection ▪ **Sustainable trade** ✓ Sustainable trade practices ▪ **Governance & Integrity** ✓ Build trust and transparency ▪ **Our people** ✓ HR development ▪ **Healthy Lifestyle** ✓ Habits and healthy living

Focus on improving ● Customer Service ● Relational Marketing ● HR & Suppliers Relationship ● IT Development

41

ESG strategy Six pillars with clear purposes, strategic focus and contribution, aligned with Sustainable Development Goals Work towards the eradication of chronic child malnutrition in Colombia by 2030 • Communicate and raise awareness • Generate resources and alliances • Influence public policies • Work closely with Fundación Éxito • SDG #2 Zero hunger Zero Malnutrition Sustainable Trade My Planet Healthy Lifestyle Our people Governance & Integrity Promote sustainable trade practices • Promote sustainable supply chains • Develop allies and suppliers • Maintain local and direct procurement • SDG #8 / #12 Decent work and economic growth / Responsible consumption and production Environmental protection • Actions to manage climate change • Enable circular economy for packaging and plastic • Initiatives for sustainable mobility and real estate • Protection of biodiversity • SDG #13 Climate action Encourage healthier and balanced lifestyles • Educate on healthy habits and living • Trade of goods and services encouraging healthy lifestyles • SDG #3 Good health and well - being Promote diversity and inclusion • Promote social dialogue • Develop our people on being and doing • Endorse gender equality • SDG #5 and #8 Gender equality, decent work and economic growth Build trust with stakeholders • Promote best practices in corporate governance • Respect of human rights • Build up ethics and transparency standards • Facilitate diverse and inclusive environments • Promote communication • SDG #16 Peace, justice and strong institutions 42 grupo éxito

Grupo Éxito´s ecosystem

Leading retail through innovation and integration of BU´s across a comprehensive ecosystem with strong synergies


#1 loyalty coalition in Colombia, +161 allied brands and +6.2 M clients
PUNTOS COLOMBIA
Loyalty Coalition
Multi-banner and multi-format retail structure
éxito
Super INTER
MAYORISTA
#1 food retailer, high margins and strong cash flow generation
Géant
Devoto
Disco
Dual Retail / Real Estate model
Libertad
Brick & Mortar
Unmatched digital penetration in the region
exito.com
Click & collect, digital catalogues, , WhatsApp and Clickam
Other channels
Over 1,400 vendors
Market place
Omni-channel
Omni-client
Others
media
autos éxito
Real Estate
viva
#1 shopping mall operator in Colombia
Paseo
#3 real estate player in Argentina
Complementary Businesses & Traffic Monetization
FinancialS ervices
tuya
#1 card issuer in Colombia
tuya Pay
+1 M users of digital accounts
giros éxito
1.3 M Tx. Target: #1 ally of money transfer network in Colombia
Kiire
Payment platform, 80M transactions
móvil éxito
+500K active lines
viajes éxito
#6 travel agency in Colombia
seguros éxito
Seller of micro insurance in Colombia

Note: Data as of 2022.

María Fernanda Moreno R . Head of Investor Relations +(57) 312 796 2298 mmorenor@grupo - exito.com Éxito Calle 80, Cr 59 A No. 79 – 30 Bogotá, Colombia www.grupoexito.com.co exitoinvestor.relations@grupo - exito.com • “The Issuers Recognition - IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of the issuer”. Teresita Alzate Investor Relations Executive +(574) 6049696 Ext 306560 teresita.alzate@grupo - exito.com Cr 48 No. 32B Sur – 139, Av. Las Vegas Envigado, Colombia